

Exhibit 99.1

Maguire

For Immediate Release

**MAGUIRE PROPERTIES REPORTS FOURTH QUARTER 2006
FINANCIAL RESULTS**

LOS ANGELES, February 6, 2007 - Maguire Properties, Inc. (NYSE: MPG), a real estate investment trust, today reported results for the fourth quarter ended December 31, 2006.

Significant Fourth Quarter and Recent Events

- Completed ConAgra lease termination agreement at Park Place in Irvine, California and in consideration of the agreement received a fee of approximately $20.3 million. $18.5 million was received on December 31, 2006 and the remainder will be paid on a monthly basis through August 31, 2010.
- Completed a $273 million, 7-year, interest only financing at a fixed rate of 5.84% for 777 Tower in Downtown Los Angeles. Approximately 99% of the Company's outstanding debt is fixed at a weighted average interest rate of 5.4% for a weighted average remaining term of approximately 6.4 years.
- Completed new leases and renewals totaling 850,808 square feet (including joint venture properties) including a new lease for 76,635 square feet at San Diego Tech Center (a joint venture property) with Qualcomm and an early renewal for 112,439 square feet to 2021with Rutan & Tucker at Pacific Arts Plaza in Orange County.
- Continued development activities at Mission City in San Diego, Park Place and WAMU Campus in Irvine and Lantana in Santa Monica.

Fourth Quarter 2006 Financial Results

Funds from Operations (FFO) available to common shareholders for the quarter ended December 31, 2006 was $28.5 million, or $0.60 per diluted share, compared to FFO available to common shareholders of $25.8 million or $0.58 per diluted share, for the quarter ended December 31, 2005.

FFO available to common shareholders for the quarter ended December 31, 2006 was impacted by a $0.6 million cash and a $2.3 million non-cash loss from early extinguishment of debt related to the refinancing of the 777 Tower mortgage and repayment of the term loan. Excluding the non-cash loss on early extinguishment of debt, FFO would have been $0.65 per diluted share for the quarter ended December 31, 2006.

The FFO results for the quarter ended December 31, 2006, were negatively impacted by a charge of $3.5 million or $0.07 per diluted share, related to costs incurred in connection with consideration of strategic alternatives which are no longer being pursued by the Company.

Maguire Properties

333 South Grand Avenue
Suite 400
Los Angeles, California 90071

213 626 3300 Main
213 687 4758 Fax
www.maguireproperties.com

FFO available for common shareholders for the year ended December 31, 2006 was $91.9 million, or $1.96 per diluted share, compared to FFO available for common shareholders of $92.9 million, or $2.12 per diluted share for the year ended December 31, 2005. Excluding losses on early extinguishment of debt, FFO available to common shareholders would have been $2.17 and $2.17 per diluted share for the years ended December 31, 2006 and 2005, respectively. The results for the year ended 2006 included a charge of $3.5 million, or $0.07 per diluted share related to costs incurred in connection with consideration of strategic alternatives which are no longer being pursued by the Company.

Net loss available to common shareholders for the quarter ended December 31, 2006 was $8.8 million, or $0.19 per diluted share, compared to net loss available to common shareholders of $12.1 million, or $0.27 per diluted share, for the quarter ended December 31, 2005. Net income available to common shareholders for the year ended December 31, 2006 was $51.3 million, or $1.09 per diluted share, compared to net loss available to common shareholders of $42.9 million, or $0.99 per diluted share, for the year ended December 31, 2005.

The weighted average number of diluted common shares outstanding was 46,572,219 for the quarter ended December 31, 2006 (47,304,274 for purposes of calculating diluted FFO per share available to common shareholders) and the weighted average number of diluted common shares outstanding for the quarter ended December 31, 2005 was 44,066,753 (44,380,207 for purposes of calculating diluted FFO per share available to common shareholders).

The weighted average number of diluted common shares outstanding was 46,931,433 for the year ended December 31, 2006 and the weighted average number of diluted common shares outstanding for the year ended December 31, 2005 was 43,513,810 (43,779,339 for purposes of calculating diluted FFO per share available to common shareholders).

As of December 31, 2006, the Company has whole or partial interests in 26.0 million square feet, consisting of 24 properties with approximately 15.5 million net rentable square feet, one 350-room hotel with 266,000 square feet and total on- and off-site structured parking of approximately 9.9 million square feet, including surface parking, which in total accommodates approximately 32,000 vehicles. The Company also owns undeveloped land that it believes can support up to 6.7 million square feet of office, retail and residential uses and up to an additional 6.1 million square feet of structured parking.

Teleconference and Webcast

Maguire Properties will conduct a conference call and audio webcast at 10:00 A.M. Pacific Time (1:00 p.m. Eastern Time) tomorrow, Wednesday, February 7, 2007, to discuss the financial results of the fourth quarter and provide a Company update. The conference call can be accessed by dialing (800) 443-9874 (Domestic) or (706) 634-1231 (International); ID number 6466882. The conference call can also be accessed via audio webcast through the Investor Relations section of the Company's web site, located at www.maguireproperties.com, or can be accessed through CCBN at www.streetevents.com. A replay of the conference call will be available approximately two hours following the call through February 14, 2007. To access this replay, dial (800) 642-1687 (Domestic) or (706) 645-9291 (International). The required passcode for the replay is number 6466882. A webcast replay will also be available through the Investor Relations section of the Company's website, located at www.maguireproperties.com, or through CCBN at www.streetevents.com.

About Maguire Properties, Inc.

Maguire Properties, Inc. is the largest owner and operator of Class A office properties in the Los Angeles central business district and is primarily focused on owning and operating high-quality office properties in the Southern California market. Maguire Properties, Inc. is a full-service real estate company with substantial in-house expertise and resources in property management, marketing, leasing, acquisitions, development and financing. For more information on Maguire Properties, visit the Company's website at www.maguireproperties.com.

Business Risks

This press release contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include: general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate); risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments; risks associated with the potential failure to manage effectively the Company's growth and expansion into new markets, to complete acquisitions or to integrate acquisitions successfully; risks and uncertainties affecting property development and construction; risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets; risks associated with joint ventures; potential liability for uninsured losses and environmental contamination; risks associated with our Company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended and possible adverse changes in tax and environmental laws; and risks associated with the Company's dependence on key personnel whose continued service is not guaranteed.

For a further list and description of such risks and uncertainties, see our annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Maguire Properties, Inc.
Peggy Moretti
Senior Vice President, Investor and Public Relations
(213) 613-4558

MAGUIRE PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	December 31, 2006	December 31, 2005
ASSETS		
Investments in real estate	$ 3,374,671	$ 3,897,893
Less: accumulated depreciation and amortization	(357,422)	(309,270)
	3,017,249	3,588,623
Cash and cash equivalents	101,123	45,034
Restricted cash	99,150	69,020
Rents and other receivables	19,766	16,821
Deferred rents	39,262	38,304
Due from affiliates	8,217	872
Deferred leasing costs and value of in-place leases, net	146,522	219,100
Deferred loan costs, net	23,808	22,787
Acquired above market leases, net	21,848	40,928
Other assets	10,406	27,702
Investment in unconsolidated joint venture	24,378	-
Total assets	$ 3,511,729	$ 4,069,191
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY		
Mortgage loans	$ 2,779,349	$ 3,205,234
Other secured loans	15,000	148,000
Accounts payable and other liabilities	153,046	107,515
Dividends and distributions payable	24,934	24,701
Capital leases payable	5,996	7,450
Acquired below market leases, net	72,821	99,584
Total liabilities	3,051,146	3,592,484
Minority interests	28,671	40,070
Stockholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized:		
7.625% Series A Cumulative Redeemable Preferred Stock, $25.00		
liquidation preference, 10,000,000 shares issued and outstanding	100	100
Common Stock, $0.01 par value, 100,000,000 shares authorized,		
46,985,241 and 45,814,651 shares issued and outstanding at		
December 31, 2006 and December 31, 2005, respectively	470	458
Additional paid-in capital	680,980	664,428
Accumulated deficit and dividends	(257,124)	(233,481)
Accumulated other comprehensive income, net	7,486	5,132
Total stockholders' equity	431,912	436,637
Total liabilities, minority interests and stockholders' equity	$ 3,511,729	$ 4,069,191

MAGUIRE PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

| | For the Three Months Ended December 31, | |
	2006	2005
Revenues:		
Rental	$ 65,195	$ 80,220
Tenant reimbursements	23,942	30,298
Hotel operations	6,939	6,527
Parking	10,045	11,643
Management, leasing and development		
services to affiliates	1,927	563
Interest and other	21,904	5,003
Total revenues	129,952	134,254
Expenses:		
Rental property operating and maintenance	25,060	26,598
Hotel operating and maintenance	4,633	4,247
Real estate taxes	8,978	12,308
Parking	3,254	3,208
General and administrative and other	13,755	6,385
Ground leases	122	666
Depreciation and amortization	40,660	46,075
Interest	35,228	44,558
Loss from early extinguishment of debt	2,862	119
Total expenses	134,552	144,164
Loss before equity in net loss of unconsolidated		
joint venture and minority interests	(4,600)	(9,910)
Equity in net loss of unconsolidated joint venture	(787)	-
Minority interests	1,383	2,585
Net loss	(4,004)	(7,325)
Preferred stock dividends	(4,766)	(4,766)
Net loss available to		
common shareholders	$ (8,770)	$ (12,091)
Basic and diluted loss per share available to		
common shareholders	$ (0.19)	$ (0.27)
Weighted-average common shares outstanding:		
Basic	46,572,219	44,066,753
Diluted	46,572,219	44,066,753

MAGUIRE PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	For the Year Ended December 31,	
	2006	2005
Revenues:		
Rental	$ 266,883	$ 298,576
Tenant reimbursements	88,554	109,201
Hotel operations	27,054	24,037
Parking	39,889	44,703
Management, leasing and development services to affiliates	7,945	2,972
Interest and other	31,881	7,718
Total revenues	462,206	487,207
Expenses:		
Rental property operating and maintenance	91,718	99,915
Hotel operating and maintenance	17,323	15,739
Real estate taxes	35,181	42,330
Parking	12,368	11,966
General and administrative and other	37,016	21,692
Ground leases	543	2,664
Depreciation and amortization	144,690	166,878
Interest	137,178	157,284
Loss from early extinguishment of debt	11,440	1,769
Total expenses	487,457	520,237
Loss from continuing operations before equity in net loss of unconsolidated joint venture and minority interests	(25,251)	(33,030)
Equity in net loss of unconsolidated joint venture	(3,746)	-
Gain on sale of real estate	108,469	-
Minority interests attributable to continuing operations	(9,146)	9,516
Income (loss) from continuing operations	70,326	(23,514)
Loss from discontinued operations before minority interests	-	(375)
Minority interests attributable to discontinued operations	-	71
Loss from discontinued operations	-	(304)
Net income (loss)	70,326	(23,818)
Preferred stock dividends	(19,064)	(19,064)
Net income (loss) available to common shareholders	$ 51,262	$ (42,882)
Basic income (loss) per share available to common shareholders	$ 1.11	$ (0.99)
Diluted income (loss) per share available to common shareholders	$ 1.09	$ (0.99)
Weighted-average common shares outstanding:		
Basic	46,257,573	43,513,810
Diluted	46,931,433	43,513,810

MAGUIRE PROPERTIES, INC.
FUNDS FROM OPERATIONS [(a)]
(in thousands, except for per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2006	2005	2006	2005
Reconciliation of net (loss) income to funds from operations:				
Net (loss) income available to common shareholders	$ (8,770)	$ (12,091)	$ 51,262	$ (42,882)
Adjustments:				
Minority interests	(1,383)	(2,585)	9,146	(9,587)
Gain on sale of real estate	-	-	(108,469)	-
Real estate depreciation and amortization, including discontinued operations	40,578	45,976	144,350	166,481
Real estate depreciation and amortization from unconsolidated joint venture	2,519	-	10,464	-
Funds from operations available to common shareholders and unit holders (FFO)	$ 32,944	$ 31,300	$ 106,753	$ 114,012
Company share of FFO (b)	$ 28,459	$ 25,787	$ 91,916	$ 92,876
FFO per share - basic	$ 0.61	$ 0.59	$ 1.99	$ 2.13
FFO per share - diluted	$ 0.60	$ 0.58	$ 1.96	$ 2.12
Weighted-average common shares outstanding:				
Basic	46,572,219	44,066,753	46,257,573	43,513,810
Diluted	47,304,274	44,380,207	46,931,433	43,779,339
Reconciliation of FFO to FFO before loss from early extinguishment of debt:				
FFO available to common shareholders and unit holders (FFO)	$ 32,944	$ 31,300	$ 106,753	$ 114,012
Add: loss from early extinguishment of debt	2,862	119	11,440	1,769
Add: loss from early extinguishment of debt - discontinued operations	-	-	-	672
FFO before loss from early extinguishment of debt	$ 35,806	$ 31,419	$ 118,193	$ 116,453
Company share of FFO before loss from early extinguishment of debt (b)	$ 30,931	$ 25,885	$ 101,773	$ 94,864
FFO per share before loss from early extinguishment of debt - basic	$ 0.66	$ 0.59	$ 2.20	$ 2.18
FFO per share before loss from early extinguishment of debt - diluted	$ 0.65	$ 0.58	$ 2.17	$ 2.17

(a) We calculate funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of property, extraordinary items, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because in excluding real estate related depreciation and amortization and gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

Management also uses FFO before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate) , (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy, (iii) the early repayment of debt associated with properties sold or (iv) the restructuring or replacement of corporate level financings to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition or disposition of properties.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to such other REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO also should not be used as a supplement to or substitute for cash flow from operating activities (computed in accordance with GAAP).

(b)   Based on a weighted average interest in our operating partnership for the three and twelve months ended December 31, 2006 and December 31, 2005 of 86.4%, 86.1%, 82.4% and 81.5% respectively.